Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

APPOINTMENT OF DIRECTOR

The Board of Directors (“the Board”) of China Unicom Limited (“the Company”) announces that Mr. Lee Suk Hwan (“Mr. Lee”) has been appointed Non-executive Director of the Company with effect from 23 October 2007.

Mr. Lee, aged 47, graduated from the Korea University and received a bachelor’s degree in Economics. From 1986 to 1994, Mr. Lee worked for SKC Co., Ltd. and TaeHan Telecom Co., Ltd. (“TaeHan Telecom”) in planning and strategies related positions and served as department general manager of TaeHan Telecom. Mr. Lee joined SK Telecom Co., Ltd. (“SK Telecom”) in 1994 and served in a number of marketing and sales positions. From 1999 to 2006, he was Managing Director and Heads of Business Division, Marketing Strategies Division, Internet & Value Added Service Strategies Division. From January 2006 to date, he has been Senior Vice President of SK Telecom. Being the Head of China Business Group of SK Telecom, Mr. Lee also serves as Chairman and CEO at SK Telecom (China) Holding Co., Ltd. (a subsidiary of SK Telecom incorporated in the PRC). Mr. Lee has worked in the telecommunications industry for a long period of time and has extensive management experience. Save as disclosed above, Mr. Lee did not hold any directorship in other listed public companies in the last three years up to the date of this announcement. As at the date of this announcement, SK Telecom held approximately 6.60% of the issued share capital of the Company.

Save as disclosed above, Mr. Lee does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Lee does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Lee does not have any service contract with the Company. The terms of services agreed between Mr. Lee and the Company do not include a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Mr. Lee is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company.

Mr. Lee will receive an annual fee of HK$300,000 for being a Non-executive Director of the Company. Mr. Lee’s remuneration has been determined with reference to his duties and prevailing market conditions. Other than the aforesaid annual fee, Mr. Lee is not entitled to any bonus or other emoluments.

Save as disclosed above, there is no other information required to be disclosed in relation to the appointment of Mr. Lee pursuant to Rules 13.51(2) (h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Mr. Lee that need to be brought to the attention of the shareholders of the Company.

The Board sends its warmest welcome to Mr. Lee for his appointment as Non-executive Director of the Company.

The Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Yang Xiaowei, Li Zhengmao, Li Gang, Zhang Junan and Miao Jianhua
Non-executive Directors:	Lu Jianguo and Lee Suk Hwan
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming
By Order of the Board CHINA UNICOM LIMITED CHU KA YEE Company Secretary

Hong Kong, 23 October 2007